Via EDGAR Submission

December 12, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kristin Lochhead

Li Xiao

Nicholas O’Leary

Lauren Nguyen

Re:	Vine Hill Capital Investment Corp. II

Amendment No. 1 to Registration Statement on Form S-1

Filed December 4, 2025

File No. 333-291793

Ladies and Gentlemen:

On behalf of Vine Hill Capital Investment Corp. II, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated December 12, 2025 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on December 4, 2025. For the Staff’s convenience, we have repeated below the Staff’s comment in the Comment Letter and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 2 to Registration Statement on Form S-1 with the Commission through EDGAR (“Amendment No. 2”), which reflects the Company’s response to the Staff’s comment and certain updated information. All page references in the response set forth below refer to page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 10.3, page i

1.	We note the reference to the end of a 30-day cure period after the date any additional funds are required to be deposited into the trust account as a condition of any extension before the commencement of the liquidation of the trust account. As applicable, please clarify the disclosures in the prospectus with respect to the liquidation of the trust account.

Response:

The Company has revised the prospectus on the cover page and pages 9, 27, 35, 48, 104, 118, 127, 151 and 161 of Amendment No. 2 in response to the Staff’s comment.

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If you have any questions regarding this filing, please contact Jonathan Ko of Paul Hastings LLP at (213) 683-6188.

Thank you for your time and attention.

Sincerely,

/s/ Jonathan Ko
Jonathan Ko
of PAUL HASTINGS LLP

cc:	Nicholas Petruska, Vine Hill Capital Investment Corp. II

Daniel Zlotnitsky, Vine Hill Capital Investment Corp. II

Alan Annex, Greenberg Traurig, LLP

Jason Simon, Greenberg Traurig, LLP